August 23, 2011

VIA EDGAR

Russell Mancuso, Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Visualant, Incorporated Registration Statement on Form S-1 Amended August 17, 2011 File No. 333-175178

Dear Mr. Mancuso:

Reference is made to the Staff’s comment letter dated August 19, 2011 (the “Staff’s Letter”) to Visualant, Incorporated (the “registrant”).  The registrant hereby submits the following responses to the comments contained in the Staff’s Letter with respect to the registrant’s Registration Statement on Form S-1 filed with the SEC on June 28, 2011 and amended on August 2, 2011 and on August 17, 2011.

For convenience of reference, each comment contained in the Staff’s Letter is reprinted below, numbered to correspond with the paragraph numbers assigned in the Staff’s Letter, and is followed by the corresponding response of the registrant.

We have provided to each of you, Mr. Mancuso and Mr. McCann, a courtesy copy of this letter. These comments have been made in response to the Staff’s comments.

SEC Comments

Exhibit 5.1

We note that each of your responses to prior comments 3 and 5 states that “effect to this comment has been given” in the amended opinion.  Please expand your responses to these comments by explaining how the opinion gives effect to these comments.

Comment 3.  Refer to the paragraph lettered (c).  Please tell us why counsel believes that all of the 11,977,714 shares must be issued according to all of the agreements cited in that paragraph for those shares to be legally issued, fully paid, and non-assessable.

The amended opinion, which was filed on August 23, 2011 as Exhibit 5.1 to Form S-1/A, Amendment No. 3, identifies the specific agreement or agreements pursuant to which the shares will be issued.

____________________________________________________________________
500 Union Street     |     Suite 406     |     Seattle, WA 98101
Tel:  206.903.1351    |   Fax: 206.903.1352

Securities and Exchange Commission
August 23, 2011
Page Two

Comment 5.  If the exhibit has been signed, please indicate the signature clearly.

The amended opinion, which was filed on August 23, 2011 as Exhibit 5.1 to Form S-1/A, Amendment No. 3, clearly indicates that it has been signed.

The registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (206) 903-1351 with any questions.

Sincerely,

/s/ Mark Scott

Mark Scott, CFO
Visualant, Inc.

cc.  Joseph McCann
      James F. Biagi, Jr., Monahan & Biagi, PLLC